Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: July 23, 2021

Benzinga Interview with Peter Chapman, CEO of IonQ

Co-Hosts: Mitch Hoch and Chris Katje

Thursday, July 22, 2021

Mitch Hoch:

What’s going on, traders? How we doing out there? Yes, I know that you guys might be excited like I am. We’re going to get into DMYI, right behind me. IonQ, quantum computing ... We’re talking some advanced stuff here today, definitely. We’ll get into some headlines. I saw some CCIV news out there, so definitely stay tuned, guys. Smash the like button, and welcome to The SPACs Attack.

Mitch Hoch:

What’s going on, my SPACs fans? Definitely you guys know where you guys are at. Benzinga. Hit the like button. Let’s hit that subscribe, if you’re not already subscribed. Let’s go ahead and bring on my man, Chris Katje.

Chris Katje:

What’s going on, brother? Yeah. If you’re not subscribed, I guess the big question is, why not? Because Benzinga YouTube is the place to be. We got content running all day long, including SPACs Attack.

Mitch Hoch:

I’m super excited, man. We’re going to get into great interviews. We got to get into there. Revenue projections. Crew Cut already giving us questions. That’s what I want to see.

Chris Katje:

Yeah. We already gotten questions flowing. We got comments flowing about IonQ first mover. A trillion-dollar industry.

Mitch Hoch:

We got Leonard in the house.

Chris Katje:

Yeah, this thing is massive, guys. We’re super excited for that interview today. Not a lot going on out there, Mitch, for headlines, and no deals announced today. But I do have some headlines we can get into before we take a look at CCIV and some of those other names on the watch list. What do you think?

Mitch Hoch:

Like always, man, go ahead. Take me back, Chris.

Chris Katje:

All right. As I said, yeah, not a ton to get to for headlines. But, up first, we have Hyzon Motors, HYZN, recently de-SPACced, a leader in hydrogen-fuel-cell-powered commercial vehicles. They announced a new onboard hydrogen storage system. Again, Hyzon’s made some news recently, really powering that hydrogen platform that they have developed, lowering the cost for commercial vehicles using hydrogen power. Continues to be on watch list here, HYZN.

Chris Katje:

Our deal yesterday, XPDI, shares ended the day up 1.3%. Again, nice to see some of these deals getting at least a 1% jump on that first day.

Chris Katje:

Then lots of calendar items to mention. Yesterday, among the mergers that were approved, we had THCB, which will trade as MVST. I am long shares there. VCVC, approved, will trade as REE, and CMLF, merger approved, will trade us SMFR.

Chris Katje:

We also got some new vote dates, so our August calendar, starting to fill in nicely. August we’re going to have lots of deals. Also, as I mentioned yesterday, we’re going to have lots of de-SPACs reporting quarterly earnings. August could be a big month for SPACs out there.

Chris Katje:

Merger vote dates set, we have CFAC for August 12th, SAII, also August 12th, and Rocket Lab with VACQ on August 20th. Rocket Lab had a nice tweet out yesterday thanking a NASA administrator for stopping by the Rocket Lab headquarters in Long Beach, saying, “We are so excited to launch the capstone mission to the moon for NASA later this year.”

Chris Katje:

One of the big things for investors this year is finding stocks that can go to the moon, finding cryptocurrencies that can go to the moon. Here you have Rocket Lab, VACQ right now, a company that is literally going to the moon later this year as part of a deal with NASA. Definitely keep an eye out on that one. I love the space story there. They will have that merger vote in August.

Chris Katje:

Then we’ll get to CCIV here after headlines, but we also had a rumor announced the other day. DGNS. This is Dragoneer Growth Opportunities Corp. II. They are rumored to be bringing Cvent public. This is an event management company. That deal reported by the Wall Street Journal on that rumor.

Chris Katje:

The thing I want to dive into is that a report out from Bloomberg now says that Zoom Video Communications is in talks to acquire 10% of Cvent as part of the pipe financing. We’ve seen lots of publicly traded companies, including Palantir, invest in the pipes of these SPAC deals. This is the first time though I’ve seen Zoom pop up, and a 10% stake is a pretty sizable move.

Chris Katje:

Cvent went private in 2016 for $1.65 billion, now valued at around $5 billion. They already have integration with Zoom. They list Zoom on their website, saying that you can use both companies to manage your events with virtual meeting and webinars managed by the companies.

Chris Katje:

Cvent focused 100% on live in-person events prior to the pandemic, but then they, smart, made the shift to virtual events as well. Virtual event revenue, $100 million out of their 500 million annual total, according to Bloomberg. Zoom pushing further into live events, they announced Zoom Events yesterday, to host and manage virtual events.

Chris Katje:

I really like this move here. If this deal goes through and Zoom gets a piece of the company, I think Cvent could be one to watch. Let’s face it, as we move forward, we’re going to see hybrid. We’re going to see some live events and also virtual events. I think Cvent is one of those companies along with Zoom that could definitely further the growth in that industry.

Chris Katje:

That’s what I’ve got for headlines. Let’s go ahead, Mitch. Let’s dive in to CCIV. I know people want to talk about that one.

Chris Katje:

The news out today was that 97% of the votes that were cast were in favor of approving the business combination, but they did not get enough votes yet to push the deal through. It looks like they are holding a special meeting on Friday. Is that what you’re seeing out there as well?

Mitch Hoch:

Yes. That exactly what we got. There was also a meeting today at 11:30. In just about 22 minutes, they’re going to have a meeting. Definitely stay tuned for that. I know the CEO and different members are meeting up on that right now.

Mitch Hoch:

I can tell you right now, CCIV is getting crushed right now, guys. It just started heading down. I had to even tell Chris in the middle of that, yeah, just started taking a really hard downturn. I think this is exactly around the time that the news came out.

Mitch Hoch:

Really what this, to me, meant was .... I had the question, even on Twitter this morning. I was wondering, did they struggle to get votes?

Chris Katje:

Yeah. Here’s a couple issues I see with this one, Mitch. You had that number out, right? That 97% of the votes that were cast were in favor. The problem is they’re not getting enough people voting. Unlike some of these other SPACs, remember, CCIV was one of the largest SPACs out there, with over $1 billion. You have over 150 million shares. Lot of shareholders that need to vote, because they need 50% to pass this through. Unfortunately they’re not getting the vote.

Chris Katje:

The other thing is that, with these merger votes, if you’re a shareholder before a certain date, even if you sell your shares, you’re still allowed to vote. A lot of people in the past two weeks, Mitch, have probably ... Some people have sold out of CCIV. I saw a lot of people flipping from CCIV to GGPI, the Polestar rumor.

Chris Katje:

Those people, even though they sold their shares, they’re still considered shareholders by the vote date, and I don’t think they’re going to vote. They don’t own the shares anymore, so they don’t care if they vote or not. This one could see some pressure because they might have to extend this vote deadline, because it looks like just not enough people voting.

Mitch Hoch:

We’ll definitely see it on that. Definitely it took a hit there, right now. We’ll see around 11:30, see how this rebounds, see if they go ahead and boost up the investors’ confidence in that meeting. We’ll see what happens.

Mitch Hoch:

Honestly, what it seemed to me is that there was one perspective of that vote that wasn’t being voted through. That’s why they’re holding that special meeting. They’re pushing it back. They’re going to go ahead and probably talk about this at that 11:30.

Mitch Hoch:

I’m going to probably check it out after we’re down here on SPACs Attack, and then we’ll definitely get something out on that.

Mitch Hoch:

Let’s go ahead, Chris. Let’s get out of this. Let’s get out of CCIV Motors, out of the lucid dreams. Let’s get back to some reality and maybe a little bit of looking forward.

Mitch Hoch:

One of the things that I’ve always loved to do is look at stories. One of the things that I always look at is what can come next, because what could come next is usually what we’re going to go ahead as investors and look forward to, so that we can go ahead and be in front of trends, not behind them, not lagging.

Mitch Hoch:

Let’s go ahead. Let’s get into our interview today, Chris, where we go ahead and, like always, guys, we want to unlock some SPACs. Let’s go ahead and do just that.

Chris Katje:

All right, guys. Yeah. Super excited for today’s interview. We already had Niccolo de Masi on, the CEO of dMY Technology, to share a little bit on this deal. But now we get the other side of the story. Joining us on SPACs Attack today, we have Peter Chapman. He’s the CEO of IonQ, that company going public with dMY Technology Group III. That ticker is DMYI. Peter, welcome to SPACs Attack.

Peter Chapman:

Thank you. A pleasure to be here today.

Mitch Hoch:

Of course. Like always, welcome to the show. Like I said before, I’m definitely calling this more of a generational play. The reason why I call that is that, at the end of the day, I always try to stay in front of the trends. I think if any trend we’re moving towards is ... I still remember the days when I used to use the dial up. I think we’re definitely moved forward from that. Looking forward to hearing this interview. I’m going to let Chris ask some questions, then I’ll be back with some of my own.

Peter Chapman:

Sounds good.

Chris Katje:

Perfect. Peter, as I said, we had Niccolo de Masi on previously. He talked about this deal. Now we have you on to share the flip side here. We asked him, of course, why did he partner with IonQ? The flip side of that is, why did IonQ decide to go public via SPAC, and what maybe drew you in to dMY Technology Group?

Peter Chapman:

Let me address the first one. dMY, it was because we were looking for a partner who came out of the technology sector. Lots of people are doing SPACs in many different areas, but we wanted somebody that actually had a technical background. Niccolo has a degree in physics. That’s pretty close to what we’re doing. Between Harry and Niccolo, they have decades of tech experience. Building quantum computers is technically very challenging, so we needed partners who can understand what it is we’re doing.

Peter Chapman:

Then in terms of why us do this now, there’s a number of reasons. One is, building new generations of quantum computers requires, frankly, just quite a bit of money. The question is, do you do it via a SPAC or you do it through private rounds? We decided that this made more sense for us, just to get it one and done, and be done with the raising money for the next several years, rather than go through probably what would have been multiple rounds.

Peter Chapman:

It also gives us an opportunity ... We compete against some of the world’s largest countries and tech companies. Going public is ... When you’re trying to hire the best of the best, options are one thing. People don’t know, really, how to value those things, but, RSUs, they do. It gives us an advantage in hiring as well.

Chris Katje:

Perfect. One of the things that jumps out from the presentation on IonQ is, there’s some big names invested in this company. We’ve got Google, Amazon, Samsung, Lockheed Martin, Hewlett-Packard, Airbus. What kind of validation is that for your company to get these large companies to really buy into the growth of quantum computing down the road?

Peter Chapman:

I think, for every one of these companies, they’re clearly believers in quantum. Each one of these companies either has a need directly for a quantum computer or believes that this is going to be the future of the computer industry.

Peter Chapman:

Now we know that not only the world’s largest countries are competing to be the leader in quantum, but the largest tech companies as well. As you say, Microsoft, Amazon, Google, IBM. These are both partners and investors in IonQ. That’s a pretty good indicator that they think we have something here.

Chris Katje:

Awesome. You have a mission statement out, “To build the world’s best quantum computers to solve the world’s most complex problems, transforming business, society, and the planet for the better.” Can you break down to viewers what exactly that means, and who IonQ really is?

Peter Chapman:

Yeah. We think of today’s computers as being all powerful. We’ve gotten used to these laptops and computers where, to be honest, it’s hard to get excited about next year’s processor because it’s pretty damn good now. But there’s a set of business problems and grand challenges that today’s computers just will never, ever be able to solve, and so we need another kind of computing device to be able to solve these. These are some of the most important things for humanity.

Peter Chapman:

That’s really what quantum computers are all about, is a new kind of computing device that would unlock this potential. In the last 50 years, classical computing has driven the stock market and all of our lives. Quantum is likely to drive it for the next 50 years. Quantum computer can unlock kind of how Mother Nature works that we can’t really peer into with today’s classical computers. So I’ll give you a fairly simple example of this is photosynthesis. We can’t model that today in a classical computer, but it is believed with 90 good enough cubits that we could model what plants do and how they convert sunlight into energy. Plants know how to convert that energy at about a 95% efficiency rating, but today’s best solar cells can only do it in the 20 to 23% range. So if you could model it and kind of unlock those secrets, maybe you could build a better solar panel that suddenly would be so much more efficient.

Peter Chapman:

This is just one example out of literally thousands, if not millions of applications. Where you want to understand kind of how the chemistry works for fertilizer production or cancer or material science, all those things need a quantum computer to be able to do the simulation so we can know how to actually reverse engineer what Mother Nature actually does.

Chris Katje:

Wow. Yeah. I mean, that’s a fascinating idea right there and, as you said, thousands, if not millions of possibilities with quantum computing. So IonQ is the only or will be the only public peer play quantum opportunity, according to the presentation, also the only one that’s available with Amazon and Microsoft. Can you talk a little bit about the pure play and how maybe that’d differ from some competitors out there?

Peter Chapman:

We just added Google in the last a couple weeks as well, so the only company now on three different cloud platforms. So IonQ is unique in that its hardware is available on the cloud from the three largest cloud players. It’s also unique in that all the various quantum tools, the only place where it all runs is all ... It’s just IonQ. So whether or not you use a Google’s tools or IBM’s or Microsoft’s or Amazon’s, you can use any of those tools, and it all runs on top of our hardware. I think the reason that we have kind of what most people would consider our kind of competition investing in the company, partnering with us, making sure that their software works with us and only us is only an indication of kind of where we are in the quantum ecosystem. We’re that far ahead.

Chris Katje:

Awesome. So in the presentation, we kind of have the growth plan of IonQ broken down into three phases, so the company in phase one right now. Can you just walk us through a little bit of the three phases and the timeline for IonQ here?

Peter Chapman:

Yeah, absolutely. So this is actually generally I think what most people think is the three maturity phases for quantum. We’re in the first phase today. For the technical, it’s the NISQ error. It’s all about these early quantum computers, which are very noisy. So the amount of noise you have in the quantum computer then determines how big a program you can run. The smaller the noise, the bigger the program you can run. So what we need to get to is to run a much bigger program so we can simulate things like photosynthesis. So what’s limiting you is the number of cubits and also this noise. It’s called fidelity. So IonQ has the best fidelity in the business, and that allows us to run the largest kind of quantum programs. So in first phase, IonQ is pretty handily winning in that first phase.

Peter Chapman:

The next phase is about how do you correct this noise, this error? You can do that with error correction. It’s the same error correction that we’re using right now over the Internet, is it turns out that as you send information over the Internet, there’s a little bit of noise that comes in over the line. So how do you correct for that? So we use error correction. So quantum computers are going to do error correction as well, and IonQ is the only company that has now shown error correction working. We’ve done it with a very, very low overhead of about 13 physical cubits, meaning you can take 13 of these cubits, which are used for computation, and you kind of put them together to get to a better cubit through error correction. So to be able to get to bigger quantum programs, you need to be able to fix the error, which means you need to go to error correction.

Peter Chapman:

So we’re leading now in phase two as well. In phase two, we kind of expect that quantum computers will be able to do things that take on the world’s largest supercomputers or the cloud itself for certain applications. Then phase three is the Holy Grail of quantum. This is all about ... It’s called fault-tolerant quantum computers. This is now having a quantum computer big enough that you can do things that classical computers can only dream about. So this is the kinds of applications like RSA, breaking RSA. If I was to do that on a classical computer, they say that it would take 300 trillion years to break the encryption of just one email. But at this phase, you should be able to have a quantum computer that could break the encryption of one email in a fraction of a second. That’s the difference in power. 300 trillion years for the largest supercomputers, fraction of a second with one of these quantum computers.

Chris Katje:

Awesome. Yeah, thanks for breaking down that timeline, those phases for us. Saw a lot of questions in the chat as well really talking about the different years here. So earlier this month, we saw Benchmark initiate coverage on DMYI with a price target of $18. We don’t always get this analyst coverage prior to the De-SPAC process. Can you talk a little bit about this? Are more analysts expected to cover the company after the merger? Have you gotten interest from analysts out there?

Peter Chapman:

Yes. This is a stock and a story that everyone’s really interested in. So I think both if you looked at the interest in our pipe raise, it was phenomenal. If we look at the interest by analysts, they’re just really very interested to try to understand kind of the company and what the technology is and all the rest, so probably more so than your average kind of scooter company or something. People, they really want to dig in and really try to understand this.

Chris Katje:

Perfect. So you mentioned a little bit before one of the big news items since this deal was announced was the addition on the Google Cloud Marketplace. Can you just talk a little bit about that expansion with Google and how that’s great positive news since the SPAC deal was announced?

Peter Chapman:

Yeah. So when we did the original announcement, we had only Amazon and Microsoft. Since then, we’ve added Google, and we also added software support for IBM’s toolkit. So what that really means is now no matter which software tools that you use to do your quantum programming, it now all runs on IonQ. Today, that really doesn’t matter. Everyone has an account at one of the big three cloud vendors, and so it also means for us and for customers, it’s easy for our customer to get access to our quantum computers. As you likely know, to open up an account as a new third-party vendor often takes months with companies to become an approved vendor. Well, now with the cloud, they already have an existing relationship with one of these three tech giants. So now you can use that existing account and very quickly get access to our quantum computers. So that’s very exciting.

Chris Katje:

Then we also got news recently that IonQ teamed up with SoftBank to expand quantum computing access globally. Can you talk a little bit about this partnership with SoftBank and how it could really help the company with that global expansion in the future?

Peter Chapman:

Yeah, so the SoftBank partnership will help us in the Japanese and Asian markets. For some markets, you really need a local partner. My Japanese just is not as good as it used to be. So we were looking for a partner that could help open that market, and SoftBank made a lot of sense for us. So they’ve taken a position in the company, and together, we will work on bringing IonQ’s quantum computers into Japan and in other areas as well.

Chris Katje:

Awesome. So I’ve mentioned some talk about competition. There are some competitors in the quantum computing space. I know you’re technology ahead. You’ve got all the stats in the presentation. Do you see quantum computing as a winner takes all market? Is there room for multiple players? How will the competition kind of shake out in this growth market, going forward?

Peter Chapman:

Certainly in classical computing, there’s obviously been multiple players, whether it be Nvidia or Intel or AMD. There’s kind of been space or room, if you will, for multiple players. I think, though, in the next five years that we’re going to largely have the market to ourselves. The question in competition is much later in the decade, from what we can see. So in the short-term, we don’t think of kind of what most people would call as our competitors. We see them more as partners. So no. Google announced that they were going to have a quantum computer in 2029, a commercial quantum computer in 2029. Between now and then, they’re our partner, and then we can reevaluate. I’m sure they will, too, in 2029 as to what it means together. But in the short-term, we’re partners.

Chris Katje:

Yeah. I love this slide. This is one that we put up when we had Niccolo on the program as well. People in the chat, too, commenting at how impressive those numbers really are. I mean, this slide really shows the future with IonQ. one last question from me here before I turn it over to Mitch, we have a slide that shows kind of the cash position for IonQ. Now, obviously, you said part of the process of going public was because that this isn’t cheap by any means. So the cash is expected to fund IonQ to break even in 2027. May also consider debt facilities to fund additional platforms. Is this still the case that this deal can help with IonQ? Is there any talks of having to raise additional capital down the road?

Peter Chapman:

Not today. I mean, obviously, we might do things at sales takeoff that you might have to go out and build more factories or those kinds of things. But in terms of the technical roadmap and in hitting the financial projections, no. We’re pretty confident that this is the only money that we need to raise.

Mitch Hoch:

All right. I’m going to go ahead and jump in here. Let’s go ahead and let’s start talking a little bit about valuation. Let’s look at slide 42 here, if anybody’s keeping along with us. All right. So one of the things that you can clearly see here, guys, is ... I mean, I’ll go ahead and I’ll bring it up. I mean, I look for gross margins that are sometimes over 35% and we’re looking at gross margins here expected in ‘25 at 88%. So how are you guys expected to get here, Peter?

Peter Chapman:

Well, today to build a quantum computer costs us I think roughly 1.3 million to build a single quantum computer, and you’re charging thousands of dollars per hour. So the gross margins are pretty damn good. Today we’re building them kind of onesie at a time. When I start to put them into manufacturing, those costs are going to go down, and the usage is going to go up. So I think today we were doing modeling based on partial usage of every day and in the future getting to a point where these things are just plugged in and running 24/7 seven days a week, billing time for it. So it’s a profitable business. This is not something like TVs or something where the margins are razor-thin.

Mitch Hoch:

Definitely. I mean, compared to, let’s say, some of the semi chips, and kind of you’ve got AMD and Nvidia here, 47, 66, and that’s in ‘21. I mean, 85. I mean, that’s definitely kicking in. I don’t even have to mention that. But let’s go ahead. Let’s get into what I really love to do, is talk about story, right? So I’m always talking about story here. Let’s go to 45. Let’s talk about how we could really use this for solar, and really, I mean, at the end of the day, it even states it in here. You know how solar is really unefficient right now. How can quantum come here and make it efficient?

Peter Chapman:

Well, as I kind of mentioned at the beginning here, plants know how to convert energy in a way that we just today don’t understand and we can’t actually model. So if we could get to 90 at what we call algorithmic or useful cubits, we could actually model the chemical reaction that’s happening inside a plant and reverse engineer it. Then if we could do that, presumably then we could build a much more efficient solar cell. So what would it mean to have solar power, which is four X, five X better than what we have today? I think that the number is like if we could capture a half a percent of the energy that falls on Earth, then we could power mankind for kind of forever. But part of that story is we need to be able to build better solar cells. This is just one example of many where we just don’t understand how nature does it today, but with a quantum computer, we could reverse engineer it and then apply it into our industrial processes to make a better product.

Mitch Hoch:

Yeah, one of the things that I think about is just how if you can do this with solar, we’re always looking at ways that we can better use our materials and really get that renewable energy. Green energy is definitely somewhere where we have to go into, because we only have so much fossil fuels. I think quantum definitely in the long run is going to come in here and play a major factor on how society keeps moving.

Peter Chapman:

Oh, I think in particular on climate change, there’s probably just top of mind, maybe 30 different ways you could use a quantum computer. They tell me that the energy grid doesn’t have really good optimization software, so half the energy we produce for electricity doesn’t get consumed and it’s because we don’t have a powerful enough computer to be able to do the optimization problem. Quantum should be able to do that. The single most polluting industry on the planet is fertilizer. It accounts for about 1% of all the emissions worldwide.

Peter Chapman:

It consumes about 3% of the world’s natural gas in to produce fertilizer. Turns out little enzymes in soil know how to create the same fertilizer, but without any extra energy. Well, we need apparently about 111 algorithmic cubits to reverse engineer how those enzymes do it. So if we can understand how they do that without a lot of new energy, you could cut back climate emissions 1%. And what is the energy output? 3% of the world’s natural gas. I don’t know what that is, but what is that? About the energy output of Kuwait or something? So the economic values for these things are just astronomical.

Mitch Hoch:

Yeah. The use cases, I’m pretty sure people give you think of use cases right now in the chat, let alone if you go actually and look. One of the ones that really impressed me on the investor presentation was the logistics. We always think about our UPS drivers as just our drivers making deliveries, but we don’t know how complicated their routes really can be. Stated here, it said that a classical computer would take longer than the age of the universe and it says that for one driver, this would be about 66,000 different routes in one day. So Peter, this drives me insane. I couldn’t imagine trying to figure this out. We went from MapQuest to this?

Peter Chapman:

Well, this is one of those funny ones too. We’re just talking about here, the optimization of one driver. But if we actually did the optimization for an entire city of New York, the number of possibilities there would be there would be... I haven’t done out the math, but I bet you it’s equal the number of atoms in the universe. And so if you’re going to go at that with a classical computer, you’re not going to get to an answer. But clearly if you’re a logistics company trying to deliver, what is the optimal route? What should I give this driver and what’s the route that he should take? Today, we do that with a whole bunch of hacks to try to get to at least some sort of good idea. We’ve all heard that some companies, for instance, the algorithm only allows them to turn right at a stop sign. They kept optimizing-

Mitch Hoch:

Only right turns.

Peter Chapman:

Only do right turns because their classical software isn’t powerful enough to consider a left turn.

Mitch Hoch:

That’s too much, Peter. Don’t confuse us.

Peter Chapman:

I know. So this is the kinds of things quantum computers could be used for.

Mitch Hoch:

Definitely, definitely. I’m super excited. I’m going to go ahead and bring Chris back on here. But definitely the use cases I could go on and on. We could talk even EV. EV’s definitely just stepping in battery usage. Just that alone in the future, I think is definitely going to be a use case. I’m sure you’ll be getting some calls pretty soon, Peter, about EV batteries and how you can help them. So it seems a super exciting opportunity for me.

Peter Chapman:

Well, not only what can we do to create a new battery, which is one of these chemistry problems, but the other side is these new flying cars. They need a new battery too, and it’s got to be lightweight. So how are we going to do the designs for those? You need a quantum computer.

Chris Katje:

Yeah, awesome. That UPS slide, Peter, you said it, and Mitch, I know that we were talking about that slide before this interview today. That is a great use case study on what quantum computing can do. Peter, we have some questions from the chat here. So you talked a little bit about the solar opportunity for the company. So a question here from T Chess saying, “Will they sell those solar cells?” Any comment there?

Peter Chapman:

I don’t think that we’ll be in the solar business per se, but I do think that what we will be is the licensee of the patents for much of that technology. So I’m sure that will come from others, but I think that the company will also own quite a bit of the IP that gets generated with our computers.

Chris Katje:

Perfect. And then a question from Steven Connor saying, “How about unlocking the secrets of aging?” Any comment there? Is that something we can see in the future with IonQ?

Peter Chapman:

Yeah, the whole idea is being able to do simulations to understand how nature works, including obviously chemical interactions within the human body. And so if we had a big enough computer to be able to do that simulation, you could start to hopefully reverse engineer how aging works. And personally at my age, I’m particularly interested in that one.

Mitch Hoch:

So Peter, the fountain of youth?

Peter Chapman:

People believe that quantum computers can be used to find the cure for cancer and Alzheimer’s and many of those things. If you solve some of those problems with a quantum computer, in some sense, you’re actually getting to the fountain of youth because if we cured cancer, how much would that add to life extension? So it doesn’t have to be as exotic maybe as you think, which is some sort of magical elixir. If we just started ticking off all the things that kill us and started removing them, life extension will get longer and longer. So I’ll be happy if in the next 10, 20 years, we manage to find a cure for cancer. That will do enough.

Mitch Hoch:

I could only say, I wish we would have had you 10 years advance from the moment where you are now and then have gone through the pandemic. I’m pretty sure you would have been there, Peter, trying to help us out.

Peter Chapman:

Oh, without a doubt. It was a little frustrating, we’re just a little early right now.

Mitch Hoch:

Just a tad bit.

Peter Chapman:

Just a tad bit.

Chris Katje:

Awesome. Another question here from Okasa saying, “Can this be used for cyber security as well?” How can quantum computing play into cyber security?” I’m sure there’s many, many ways, Peter. What’s the goal here?

Peter Chapman:

Well, there’s two things. I’ll give you both the positive and the negative. The negative is that one of the known applications for quantum computers is breaking encryption. Matter of fact, it was the early days where people figured out how to break RSA. So if you have a big enough quantum computer, you can break the encryption that is being used by many industries, including the internet. We wrote a paper in the last year, also how to break elliptical curve cryptography, which is also the other bedrock of encryption. So that’s the bad news. The bad news is you can use a quantum computer to break these things. The good news is that you can also use a quantum computer to make it so that you can’t break into these things. And so there’s some interesting things about quantum that when you entangle two cubits, whatever you do to one cubit, the other cubit sees.

Peter Chapman:

And so you can start to think about how I would build a communications network that actually says, “Okay, there’s just...” And that’s what we do over the internet, we send information from here to here. And the thing is, we don’t know how that works. We don’t know how those two cubits are actually entangled. And since we don’t know how it works, there’s no way to break it. So it’s a very secure channel. So it looks like that using quantum technologies for building a quantum internet is an interesting place for the future. The thing that I’ll just mention is you need to have probably a quantum computer at either end to be able to build a quantum internet, so that’s probably where IonQ enters into that story.

Chris Katje:

Awesome. Thanks for sharing the good and the bad, Peter, and being fully transparent here on the show. A question from a couple people in the chat. I don’t remember everyone’s name, but a lot of people want to know when will the 32 cubit computer be available to cloud users for Microsoft, Amazon and Google?

Peter Chapman:

We just put our first two customers onto the new system in June. And so we will look to put a schedule together for when we’re going to make it available on the cloud. I think we were also looking at building more of those systems because the demand seems to be pretty high. So we’ll have to figure out how quickly can we build more systems to be able to get them out on the cloud.

Chris Katje:

Awesome. And then another question here that I just thought of because I’m pretty sure when Niccolo was on, he hinted at it. Cryptocurrency, crypto mining, obviously a big market right now. How can quantum computing play into crypto mining in the future?

Peter Chapman:

Well, the more obvious one is how do you break crypto with a quantum computer? So I guess that’s a different kind of mining. But I haven’t actually looked into what it would do to use a quantum computer to actually mine crypto. That would be a great application. We haven’t spent a lot of time thinking about that, to be honest.

Chris Katje:

Awesome. Well maybe Niccolo spent more time on that area then, and maybe that’s one of his plans with IonQ in the future. But yeah, I guess you’ll have to talk to Niccolo in that field. But Peter, we got so many positive comments in the chat talking about how this company could really help areas in the future. I know I’m excited to follow this story. We look forward to following the story, maybe having you back on or Niccolo back on in the future. So for everyone to out there, again, joining us on SPACs Attack today, Peter Chapman, the CEO of IonQ, that company going public via SPAC, dMY Technology Group III, the ticker is DMYI. Peter, thank you so much for taking time out of your busy schedule and joining us on SPACs Attack today.

Peter Chapman:

My pleasure. Thanks gentlemen. Always a pleasure.

Mitch Hoch:

Thank you.

Chris Katje:

Thank you.

Mitch Hoch:

Appreciate it. Hey, I don’t know about you guys, and I heard a comment in the chat that seemed a little bit information... We were being supported by Peter to give him such a good interview. No, the truth is guys is that when I think about quantum computing, I get even my mind away from stocks. I don’t even think about it like a stock. I started thinking about the story itself, the technology and where it can go. That’s where my mind goes. And then I have to start bringing it back and being like, “Okay, let’s go back and think about the stock itself. Then we can look at the price.” And this is why I always say that there’s three variables to my game. It’s technicals, fundamentals and story. For right now, the story, through the roof. I’ll clearly say it. Now from that moment, we got to go ahead and start looking at the fundamentals and the technicals to then start thinking about the stock itself.

Chris Katje:

Yeah, and that’s the key here, Mitch. As bullish as I am on the future of this company, quantum computing, there is still the fact that they’re a couple years away from meaningful revenue, meaningful use cases. But I really think it’s a chess game. They’re putting all those pieces. They’ve got Microsoft, Amazon and Google now all partnered. They’ve got investments from these large companies. I agree completely with what you said, Mitch. If you look at this company aside from stocks, the fountain of youth talk, the talk of cancer, I think it goes without saying, myself, you Mitch, all our viewers have lost a loved one to cancer. Many of us lost loved ones during the COVID pandemic. How could a company like this help the future of preventing horrible things like that from happening?

Chris Katje:

When you think about that, again, as Mitch said, you go away from the stock. You think as a person. As a person, what can a company like this do for the future? And then you can look at the stock story. I’m more excited about this company as a human and what it can do for the future. So if this read like an infomercial, that’s why. It’s because this technology is just so exciting. And that’s not to say that the stock is going to moon today, tomorrow, or over the next year. This is just talking about the future of quantum computing. Mitch, I’m excited in what this technology can truly accomplish.

Mitch Hoch:

Yeah, and when some people try to think about it, you got to look at it like... I hear some comments in the chat like, “When will this really start coming into play?” And I think that’s something to definitely keep in watch. And so one of the things that you need to see is things like that, like the partnership you just saw recently with the cloud and seeing the use cases actually turn into uses. And so what for that, just continue to watch that and watch the company progress. One of the things that does get to me is also on the investor presentation, is how we’ve gotten smaller and smaller as we keep going by. And I think that’s what’s also needed. You can’t take out a whole room to have a quantum computer at your house. I don’t think that’s feasible here.

Chris Katje:

Isn’t that how it was years ago when the first computer was ever made? It was massive. It took up the size of room. Look at cell phones. How big were cell phones when they first came out? That big black phone. So I think you’re right, Mitch, that the size there, bringing that technology down will truly help scale in the future. But hopefully everyone enjoyed this interview. I know a lot of people in the chat had positive comments. Thank you guys. And again, if there’s a company you want to see on SPACs Attack, please let us know. Mitch, let’s turn to the watch list. Yeah, so there’s the DMYI trading right around 9.94. This is one that really had a nice move up on the deal announcement, but since then has really just traded pretty flat, right around the $10 mark, right? It’s gone a little above a little below, so that’s an interesting thing here to keep an eye out on DMYI, heading into the merger vote. What do you think?

Mitch Hoch:

Sorry about that. I don’t know why, I knocked myself off the screen there, but DMY Technology here, one of the things that I’m going to start to do with this one is, these are the type of specs that I’ve tried to take out certain baskets, right? In certain baskets, you have your hype stocks, certain baskets, you have your revenue makers that are kind of just, I would say, the sexy stocks. Then you have the future potential stocks that I think that can have revenue, but they’re kind of more in that pre-revenue stage that I think the growth is there, the story’s there. That’s kind of where I’m going to go ahead and put this one. I’m going to think the story’s there, the growth is there. I mean, you saw those margins. I talk about 35%. 88%, I mean, if you know anything about finance 88%, you’re making margins of 88%, I mean, you’re talking confectionary, you’re talking candy-like. Candy-like gross margins there. So yeah, let’s just say it’s on the top.

Mitch Hoch:

And now, the next thing will be the technicals. When do we get a good technical breakout? When do we get a good partnership? When do we look for the de-SPAC? That’s what I’ll be looking for guys, and we’ll be paying attention to it.

Chris Katje:

Yeah. I mean, you heard him talk about analysts being excited about this company too, right? And they had some big names in, on the pipe investment. So I think maybe they get some analysts coverage right away with the de-SPAC process, so that’s something to watch too. So we can pay attention to that, and also as they announced news, right? So they got that Google deal, you heard him say they had those first two computers for their customers. When will we see more computers? Could that be enough to move the stock in the future? You know, so that’s something to pay attention to with DMYI too. And also Mitch, we haven’t gotten a merger vote date, right? That could be a catalyst. This could be announced, this could end up being August or September close date, kind of based on when it was announced. So, we could be talking about this one again real soon on a calendar.

Mitch Hoch:

Yeah. 100%. Mentioned in the chat, it is future margin. 100%. I mean, that’s what we’re looking forward towards. Let’s go ahead and let’s take a look at how the CCIV dragon is doing here in the chop session today. Definitely getting a little choppy, if we know what I talking about. And what did I say? Guys, look out for that 11:30 turnaround, right? There’s a meeting there. There’s a reason why I brought it up, guys. Look 11:30, it starts ticking, there’s a reason for that guys. Like always, you got to stick with the news flow, stick with the news flow. It’s so important. Right, Chris?

Chris Katje:

Yeah. And I mean, I think CCIV is going to get approved, right? I don’t think there’s any concern that this deal doesn’t go through and you’re not going to have people redeeming shares for net asset value. The biggest thing here is, there’s so many shareholders, they need to get people to vote. This is another good reminder that if you own shares of a SPAC, do your part, please vote for the merger, that’s part of the process. Many of these have certain percents they have to hit. And if they don’t hit them, you risk the deal being delayed or not going through, which in turn can negatively affect the stock price. So, just keep that in mind with CCIV moving forward.

Mitch Hoch:

Hey, let’s go ahead and let’s get into another one here. Let’s take a look at one that was moving pretty significantly yesterday, and let’s take a look at it today, AvePoint. What are we getting on AvePoint? I mean, man, this was one that went back to $10, Chris, what were we thinking?

Chris Katje:

Yeah. This was one, when TJ was on the show, I think it was between 10 and 11. I’ll have to go back and look, and what did TJ say on the show? He said that they were going to get analyst coverage soon. So Mitch, the thing I want to point out is not only as AvePoint getting positive analysts coverage on their own, but they’re their big partner, right, Microsoft? Microsoft is getting lots of positive analyst coverage now. And those analysts, what are they highlighting about Microsoft? They’re highlighting the cloud, right? That’s where Microsoft’s growth is. How does AvePoint play in? They partner with the cloud, with Microsoft. They help small and medium sized businesses accomplish what they want with the cloud, through that Microsoft partnership. So I think AvePoint, you, you got the double here, right? You got AvePoint getting the positive mention, and then you got Microsoft getting the positive mention. So I think it’s worth paying attention to that, and that could translate into strong earnings from AvePoint in the future.

Mitch Hoch:

Definitely. We’re going to keep an eye on this one. I think in the long run, just like you said it, Chris: cloud, cloud cloud. Just like, I think about programmatic advertisement, it’s the same thing, it’s new game. New game. There’s no point in not being on the cloud. If you’re not on the cloud, what you do is you just put yourself more susceptible to a kind of security risk, more susceptible to losing data. And I can tell you right now, as a person that’s lost some data before, you don’t want to be that person in your office that says, “I lost some data.”

Chris Katje:

When did that happen? I don’t remember that happening. I’m kidding.

Mitch Hoch:

Do you remember that time?

Chris Katje:

We all remember when you lost the video, what an exciting day that was here at Bazinga.

Mitch Hoch:

Let’s just say, if I didn’t have the cloud, I wouldn’t be here today.

Chris Katje:

Yeah. That’s probably true. I’d be talking to myself right now or to another person. But, luckily because of the cloud, I got Mitch here on my show with me. So, we’re happy. Mitch, what about body? BODY, I know that’s one you called out a couple of days ago.

Mitch Hoch:

(singing).

Chris Katje:

You know, we’ve been talking about this one for months and this one, it went down below 10, right? As part of the de-SPAC. And now it’s starting to get some momentum again today, and again, you called this out a couple of days ago, I think when it first started turning green there. What do you think of BODY? I mean, I know I hear people talking about shorts getting burned. I don’t know what the short percent is in this. I think it could be more about the story, right? And maybe with the COVID pandemic, we’re seeing the shift to at-home workouts again, and maybe that Myx bike, I mean, I know Peloton has been getting some positive mentioned that Myx Fitness bike could as well.

Mitch Hoch:

Yeah. I keep an eye on Peloton because I feel like this movie really started with the sympathy that you started seeing, coming from Peloton starting to move on up. And I think really, people are starting to finally compare these two companies, and looking at it and saying, can Beachbody create that competition to Peloton, right? Peloton changed their mentality, really in the pandemic. They went away from just being a bike, and tried to create the mentality that trainers can now just be at your home, right? And that’s the mentality that’s changed. Beachbody doing the same. BODY, right? Pulling that look to where the trainer is essentially kind of like a live action show, right there in your home, and you no longer have to go to the gym to get that trainer. That’s where the mentality changed.

Mitch Hoch:

The question is, does that mentality stay? Because I do see some people going back to the gym, I myself has gone back to a Planet Fitness. But I think with this being said, you need to see these kinds of people, right? It’s a certain type of person that does consistent workouts, right? And so, I think you need to start looking around and seeing the society, how are you approaching this? Are we going to be the type of people that just kind of slightly start going away from gyms, and we take that personal training experience from home? Or is it just kind of more of the pandemic time that’s really moving this? Those are the questions that you need to ask yourself. I don’t know if he’s got the answers. I can tell you what my answer is right now, but I mean, it’s a guess, right? It’s an opinion at this point. And so, I think in the long run, you do see BODY up, just because, I mean, one thing I love the ticker, you guys know how I love my BODY, but definitely, we’ll see how this one moving. It could be meme-like, it could get moving, but the one thing that always interests me is subscribers, subscribers, subscribers, because that shows up at the bottom line.

Chris Katje:

Mitch, did you see the news the other day that Peloton partnered with a United Healthcare. So United Healthcare, one of the largest health insurance companies in the US, they’re going to offer 12 months subscription to Peloton for its members. What about that? When we had Carl on right-

Mitch Hoch:

Carl [inaudible 00:57:29]?

Chris Katje:

Not that Karl, not Karl who’s paying the check, Carl with a C. Mr. Beachbody himself. He talked about doing one price, right? A monthly subscription, where you would get access to the bike, the workout videos, the P90X, the Beachbody workouts, the supplement and nutrition business. What if maybe Beachbody was able to partner with an insurance provider to offer that to their subscribers? Is that something maybe we could see as a future growth item here as well?

Mitch Hoch:

Yeah. I mean, there’s so much there. I mean, when you think about it, I really liked the move in trying to diversify when you’re in the gym game, right? One of the things that Beachbody diversifies with is also mixing with nutrition side, and the supplement side, where the margins are at. So let’s talk about those supplements, but it’s just like candy, man, it gets going. But really, I just want to see these companies and for Peloton the same, be in all different areas because that’s what’s going to, I think, going to continue moving. Because one thing that I always noticed about working out is that we change in our outlook, right?

Mitch Hoch:

There was a time where you could think of CrossFit and it would be a negative look. Some people had a really negative look towards CrossFit, because what it does is that, I don’t want to go into it, but you’re either aerobic or anaerobic, and then you start battling that, and one of the things is understanding the chemistry of the human, and that kind of thing. But what it comes down to is that we adapt, and we change, we innovate. So I think as long as they keep innovating, bringing some new things to the table, you heard, BODY. Then the MyFitness, I think things like this will continue making these companies move up; Peloton, BODY, I think it’s a new world, and we definitely are taking care of our bodies.

Chris Katje:

Yeah, definitely. Well guys, I think that’s going to do it for SPACs Attack today. Again, another exclusive interview on here, DMYI, I on Q, exciting. Quantum Computing Industry that they are in. Mitch, I know I’m looking forward to tomorrow. We’ve got a Friday show. Our Friday shows tend to be a little bit more casual, right? I think maybe we’ve got some merchandise to give away still from [inaudible 00:59:56]. I know people have been waiting for that, but we’ve got it, we’re ready to go, so join us tomorrow. We’ve got some merch to give away. Also, I think we should probably do some ticker time tomorrow, Mitch, to reward our loyal viewers on a Friday. What do you think?

Mitch Hoch:

Like always guys, we’re going to be a rewarding you guys like we always do. Stick around, hang out, we’ll have some good stuff for you guys tomorrow. I think we’re going to have more of a conversational day. Maybe Chris and I go into some SPAC, war who knows? Give us some ideas. Who would you like to see battle each other? What kind of battle would you like to see? Maybe it’s companies like let’s say RSI, [inaudible 01:00:37], let’s try to get them similar, but if you guys got a battle in mind, put it in the comments after the show, that will definitely help us. Smash that like button. We’ll see you guys next time on the SPACs Attack. Up next, you got The Power Hour, do not miss it. There’s some great interviews coming on up, some CEOs, and with that being said, I got to go ahead-

***

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.